GC China Turbine Corp.

December 7, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attention:	Geoff Kruczek, Senior Counsel
Louis Rambo, Attorney

Re:	GC China Turbine Corp. Registration Statement on Form S-1 (File No. 333-164452)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), GC China Turbine Corp. (the “Company”) hereby respectfully requests that the Staff of the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1, file number 333-164452 (the “Registration Statement”), including all amendments and exhibits thereto, effective as of the date first set forth above.  No securities have been sold pursuant to the Registration Statement.

The Company is requesting withdrawal of the Registration Statement as the shares of common stock that were registered for resale have been outstanding for longer than one year and can now be sold pursuant to the provisions of Rule 144, and therefore, the Company no longer has an obligation to register the shares under the securities purchase agreements pursuant to which such shares were sold.  Accordingly, the Company requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act..

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you are in need of additional information, please feel free to contact Mark C. Lee of Greenberg Traurig, LLP at (916) 442-1111 or via facsimile at (916) 448-1709, or the undersigned at (610) 590-4238 or via facsimile at (614) 283-5079.

Very truly yours,

Ping Ye
Chief Financial Officer

Cc:	Kevin Kuhar, Accountant Mark Lee, Greenberg Traurig, LLP